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AB*
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2 1 8 9 7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING ____01/01/08____ AND ENDING ____12/31/08____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ONE BATTERY PARK PLAZA   6th FLOOR
_____
                  (No. and Street)

NEW YORK   NEW YORK   10004-1405
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAURIE BEN-AMO   646   432-4012
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE   LLP
_____
          (Name – if individual, state last, first, middle name)

440 PARK AVENUE SOUTH   NEW YORK   NEW YORK   10016
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___LAURIE BEN-AMO_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___ABEL/NOSER CORP._____ , as
of ___DECEMBER 31,_____ , 20 08____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

___CHIEF FINANCIAL OFFICER___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABEL/NOSER CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

ABEL/NOSER CORP.
Financial Statements
Table of Contents



accountants & advisors



ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abel/Noser Corp.

We have audited the accompanying statement of financial condition of Abel/Noser Corp. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2008, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 20, 2009

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	854,740
Cash and securities segregated in compliance with federal and other regulations		2,104,797
Receivable from clearing brokers		159,650
Receivables - other		580,828
Financial instruments owned:		
Marketable securities, at cost, which equals market value		7,663,236
Restricted securities, at estimated fair value		620,953
Property and improvements		2,119,913
Prepaid expenses and other assets		580,453
	$	14,684,570

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	2,839,530
Accounts payable, accrued expenses, and other liabilities		1,566,148
Deferred tax liability		43,328
		4,449,006

Commitments and contingent liabilities

Stockholders' equity	
Capital stock	60,504
Retained earnings	9,728,803
Accumulated other comprehensive income	446,257
Total stockholders' equity	10,235,564
	$ 14,684,570

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Income
For the Year Ended December 31, 2008

Revenues

Net commissions	$	23,473,938
Transaction cost analysis fees		4,628,065
Interest and dividends		410,965
Other		224,409
		28,737,377

Expenses

Employee compensation and benefits	14,896,239
Floor brokerage, exchange and clearance fees	3,077,364
Communications and data processing	280,180
Information services	6,049,022
Occupancy and equipment costs	1,303,927
Other operating expenses	1,427,139
	27,033,871

Income before income taxes	1,703,506
Provision for income taxes	100,543
Net income	1,602,963

Other comprehensive income

Current period unrealized loss on securities	(1,369,589)
Income tax related to unrealized loss on securities	121,245
Other comprehensive loss, net of tax	(1,248,344)

Comprehensive income	$	354,619

The accompanying notes are an integral part of these financial statements

3

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Capital Stock (1)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at January 1, 2008	$ 60,504	$ 9,325,840	$ 1,694,601	$ 11,080,945
Increases in Stockholders' Equity				
Comprehensive Income				
Net income		1,602,963		1,602,963
Total increases		1,602,963		1,602,963
Decreases in Stockholders' Equity				
Distributions to shareholders		(1,200,000)		(1,200,000)
Unrealized loss on securities (net of tax benefit of $121,245)			(1,248,344)	(1,248,344)
Total decreases		(1,200,000)	(1,248,344)	(2,448,344)
Balances at December 31, 2008	$ 60,504	$ 9,728,803	$ 446,257	$ 10,235,564

(1) There are 200 shares of common stock without par value authorized; 100 shares are issued

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2008

OPERATING ACTIVITIES

Net income	$ 1,602,963
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation and amortization	574,739
Decrease (increase) in operating assets:	
Receivable from clearing brokers	133,248
Receivables - other	(62,343)
Prepaid expenses and other assets	576,866
Decrease in operating liabilities:	
Payable to customers	(408,385)
Accounts payable, accrued expenses, and other liabilities	(72,389)
Cash provided from operations	2,344,699

INVESTING ACTIVITIES

Acquisitions of property and improvements	(1,105,287)
Redemption of United States Treasury Note	3,000,000
Acquisition of United States Treasury Note	(2,000,000)
Sales of marketable securities	20,980,000
Acquisitions of marketable securities	(21,986,212)
Increase in cash segregated in compliance with federal and other regulations	(39,837)
Cash used in investing activities	(1,151,336)

FINANCING ACTIVITIES

Distribution to shareholders	(1,200,000)
Cash used in financing activities	(1,200,000)
Decrease in cash	(6,637)
Cash - beginning of year	861,377
Cash - end of year	$ 854,740

SUPPLEMENTAL INFORMATION

Cash paid during the year for income taxes	$ 119,289

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES

Unrealized loss on securities (net of tax benefit of $121,245)	$ (1,248,344)

The accompanying notes are an integral part of these financial statements

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is owned equally by two of its officers, Stanley S. Abel and Eugene A. Noser, Jr.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash
Cash consists of demand deposits in commercial banks.

Financial instruments
The Company values its financial instruments in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements.*

SFAS No. 157 defines fair value and establishes a fair value hierarchy for inputs used in measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability.

The fair value hierarchy prioritizes the inputs into three levels as follows:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 are unobservable inputs and rely on management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company's financial instruments consist of money market funds (see note 5), a United States Treasury Note (see note 3) and NYSE Euronext shares (see note 6). The company uses the Level 1 fair value hierarchy in the valuation of these securities. The adoption of SFAS No. 157 did not have an impact on the Company's financial statements.

6

2 - Significant accounting policies (continued)

Net Commissions
Commissions and related clearing expenses are recorded on a trade date basis.

Receivables-other
Receivables are recorded net of allowance for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management.

Depreciation
Furniture and equipment, and telecommunications equipment, are depreciated over seven years, computer hardware is depreciated over five years and software is depreciated over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. The Company periodically reviews long-lived assets and has determined that no impairments exist.

Income taxes
The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes. Deferred tax liabilities are recognized based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2005.

Management has elected to defer the application of FIN 48, *Accounting for Uncertain Tax Positions*. Notwithstanding the deferral of the full application of FIN 48, the current and deferred tax provisions reported in these financial statements include consideration of uncertain tax positions in accordance with FIN 48.

Deferred Rent
Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as a deferred rent obligation in the Statement of Financial Condition. The current period amortization of the deferred rent is $18,778.

2 - Significant accounting policies (continued)

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3 - Cash and securities segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2008 the company had cash of $9,901 and a United States Treasury Note with a market value of $2,094,896 segregated in a special reserve account. The customer credit balances reserved for at December 31, 2008 were as follows:

Refund clients	$ 373,770
Pension clients	502,766
Total	$ 876,536

4 - Receivables - other

This is comprised of the following:

Transaction cost analysis fees	$ 459,206
Advances to customers	109,513
Employee and sundry receivables	12,109
Total	$ 580,828

5 - Marketable securities, at cost, which equals market value

The Company has deposited these funds in the JP Morgan Prime Money Market Fund.

ABEL/NOSER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

6 – Restricted securities

At December 31, 2008 the Company had 29,870 NYSE Euronext shares, substantially all of which are restricted until March 2009.

7 – Property and improvements

This is comprised of the following:

Furniture and fixtures	$ 536,649
Computer equipment and software	3,089,020
Telecommunications equipment	426,392
Leasehold improvements	936,010
	4,988,071
Less - accumulated depreciation and amortization	2,868,158
Net	$ 2,119,913

Depreciation expense in 2008 was $574,739 and is included in occupancy and equipment costs on the Statement of Income.

8 - Prepaid expenses and other assets

This is comprised of the following:

Security deposits	$ 82,258
Other prepaid expenses	498,195
Total	$ 580,453

9 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

Trade payables	$ 695,972
Deferred rent	383,990
Accrued salaries, commissions and bonuses	293,123
Other accrued expenses	193,063
Total	$1,566,148

9

10– Deferred tax liability

Temporary differences giving rise to the deferred tax liability of $43,328 consist of unrealized gain on NYSE Euronext shares of $489,585, which is the discounted market value of $620,953, less the cost basis of $131,368. Income in the amount of $121,245 was recognized due to the reduction in the unrealized gain on securities and the related reduction in deferred tax liability.

11 - Capital stock and stockholders' equity

There are 200 shares of common stock without par value authorized; 100 shares are issued and outstanding.

The Board of Directors has approved a plan to increase the authorized shares to 40,000 shares of ten cents ($0.10) par value, consisting of 20,000 shares of Class A voting stock and 20,000 shares of Class B non-voting stock. The shares will have identical rights except for voting privileges. The existing shareholders will exchange their current no par common stock for 18,750 shares of Class A capital stock. In addition, the Board declared a dividend payment in 2009 of substantially all of the accumulated Subchapter S earnings as of December 31, 2008 to the shareholders of the company as of December 1, 2008. The shareholders have agreed to simultaneously lend this distribution back to the Company. These loans will be subordinated to the claims of the creditors of the Company and will carry interest at a rate of 4.25% per annum, payable quarterly. This plan of dividend payment and subordinated loans is pending approval by the applicable regulatory authorities.

12 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital, as adjusted, of $6,191,659, which was $5,897,947 in excess of the required $293,712. The Company's net capital ratio was .71 to 1.

13 - Commitments and contingencies

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

2009	$ 465,000
2010-2014	$ 516,000
2015	$ 86,000

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2008 was $446,784 and is included in the occupancy and equipment costs line of the Statement of Income.

14 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

15 – Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net commissions generated by one of the Company's customers were $4,954,000 or 18% of the net commission and transaction cost analysis fees.

16 – Related party transactions

The Company purchases transaction cost analysis services from Ancerno Ltd. (Ancerno), an entity which is owned by Messrs. Abel and Noser. In 2008 the purchases from Ancerno totaled $4,006,200 and are included in the information services line of the Statement of Income. Included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition is $167,600, relating to information services provided in December 2008.

The Company provides separate office space and certain office services to Ancerno and in 2008 received $192,000 from Ancerno, which is included in the other income line of the Statement of Income. The Company also sold its trademark costs to Ancerno for $37,763. This transfer price was at cost and there was no resulting loss or gain.

16 – Related party transactions (continued)

Included in the receivables – other line on the Statement of Financial Condition is $10,153 for expenses paid by the Company for services provided by common vendors.

All related party balances were paid in full in January 2009.

17 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2008.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934**



ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Board of Directors
Abel/Noser Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Abel/Noser Corp. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making periodic computations of aggregate indebtedness and net capital under Rule 17-a3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the following objectives stated in Regulation 1.16 in making of the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17,

2. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal

control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity and Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report were adequate at December 31, 2008 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the CFTC or both in their regulation of registered brokers, dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 20, 2009

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL

Total stockholders' equity		$ 10,235,564
Adjustments to stockholders' equity not allowable for Net Capital		
Unrealized gain on securities		(489,585)
Deferred tax liability		43,328
Stockholders' equity allowable for Net Capital		9,789,307
Deductions and/or charges: Non-allowable assets		
Property and improvements	$ 2,119,913	
Receivables - other	580,828	
Prepaid expenses and other assets	580,451	
Securities not readily marketable, at cost	131,368	
Other	400	3,412,960
Net capital before haircuts on securities positions		6,376,347
Haircuts on securities positions		184,688
Net capital		$ 6,191,659

AGGREGATE INDEBTEDNESS

Customer credits payable		$ 2,839,530
Accounts payable, accrued expenses, and other liabilities		1,566,148
Total aggregate indebtedness		$ 4,405,678

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 293,712
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 293,712
Net capital		$ 6,191,659
Excess Net Capital		$ 5,897,947
Ratio: Aggregate indebtedness to net capital		.71 to 1

No material differences exist between the above computation of net capital
and the computation included in the Company's unaudited Focus Report,
Form X-17-A-5, Part II filing.

ABEL/NOSER CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2008

CREDIT BALANCES

Customer credits payable to refund and
pension clients - December 31, 2008 $ 876,536

Total credit items   876,536

DEBIT BALANCES   None

Excess of total credits over total debits $ 876,536

RESERVE COMPUTATION

Required reserve balance $ 876,536

Amount held on deposit in Special Reserve accounts
at December 31, 2008   2,104,797

Excess of reserve accounts over required reserve $ 1,228,261

The Company computes its reserve requirements weekly and covers its
deposit requirements by no later than one hour after the opening of
banking business on the second business day following the determination.

No material differences exist between the above computation and the
computation included in the Company's unaudited Focus Report,
Form X-17A-5, Part II filing.